Exhibit 99.2

Infosys Technologies Limited – Financial Release December 31, 2004	Indian GAAP Press Release

Q3 revenue grows by 49%

Revenue is expected to grow by 46% in fiscal 2005

Bangalore, India – January 12, 2005

Highlights

Consolidated results for the quarter ended December 31, 2004

•	Income was Rs. 1,875.61 crore for the third quarter ended December 31, 2004; YoY growth of 49%

•	Net profit after tax was Rs. 497.34 crore for the third quarter ended December 31, 2004; YoY growth of 51%

•	Earnings per share from ordinary activities increased to Rs. 18.50 from Rs. 12.37* for the corresponding quarter in the previous year, an increase of 50%

•	38 new clients were added during the quarter

•	Net addition of 2,280 employees for the quarter

•	35,229 employees as on December 31, 2004

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

“We have seen another quarter of robust growth,” said Nandan M. Nilekani, CEO, President and Managing Director. “Infoscions have shown great energy and enthusiasm for all our new initiatives.”

Business outlook

The company’s outlook (consolidated) for the quarter and the fiscal year ending March 31, 2005, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending March 31, 2005*

•	Income is expected to be in the range of Rs. 1,956 crore and Rs. 1,964 crore; YoY growth of 45%

•	Earnings per share is expected to be Rs. 18.90; YoY growth of 50%

*	conversion 1 US$ = Rs. 43.27

Fiscal year ending March 31, 2005

•	Income is expected to be in the range of Rs. 7,098 crore and Rs. 7,107 crore; growth of 46%

•	Earnings per share is expected to be Rs. 68.70; growth of 47%

Outlook under US GAAP

Quarter ending March 31, 2005

•	Consolidated revenues is expected to be in the range of $ 452 million to $ 454 million; YoY growth of 49% to 50%

•	Consolidated earnings per American Depositary Share is expected to be $ 0.44; YoY growth of 52%

Infosys Technologies Limited – Financial Release December 31, 2004	Indian GAAP Press Release

Fiscal year ending March 31, 2005

•	Consolidated revenues is expected to be in the range of $ 1,589 million to $ 1,591 million; growth of 50%

•	Consolidated earnings per American Depositary Share is expected to be $ 1.53; growth of 49%

“Our focus on creating synergies through Infosys Consulting and Progeon at either end of the services chain has enhanced our competitiveness,” said S. Gopalakrishnan, Member of the Board and COO.

Expansion of services and significant projects

Infosys and its subsidiaries added 38 clients during the quarter, taking the total number of active clients to 434 across the world.

Infosys made significant strides in the Automotive and Aerospace sectors during the quarter. The Asian and North American divisions of a globally renowned automotive manufacturer began to engage with Infosys during the quarter. For the Asian division, Infosys is involved in developing a diagnostic data recorder, and for the North American division, Infosys assisted in automating a cost allocation process. Infosys continued its relationship with a global automotive manufacturer based in Europe, completing several ongoing projects in IT consulting and software development. During the quarter Infosys started working with an engineering design house in the US on a design project.

Large corporations in the Insurance and Healthcare industries are increasingly using the Infosys-pioneered Global Delivery Model to improve efficiency and customer focus. Infosys is working with a premier US-based wellness company and a provider of tools, applications and healthcare content to analyse, design and implement new systems that strengthen their internal processes. In a mission-critical assignment, the most distinguished preferred provider organization (PPO) network in the US selected Infosys to rewrite its core system. For one of the largest insurance companies in the US, Infosys developed an enterprise-wide road map for content management strategy. Other new wins this quarter include one of the world’s fastest growing pharmaceutical companies and a claim adjudication company.

In the Financial Services sector, a leading global bank continued its relationship with Infosys to leverage technology. Infosys worked with this client to develop and refine its IT integration strategy.

Infosys’ business solutions continued to enhance competitiveness for clients in the Retail industry. A US supermarket giant used Infosys’ services to address process improvement initiatives and program management issues. Infosys also completed a large end-to-end business process re-engineering initiative for a leading corporation in the food distribution business. A premier apparel marketer in the US partnered with Infosys for a business consulting engagement.

Infosys strengthened its presence in the Hi-tech Manufacturing space by deepening its relationship with two significant clients – a world leader in communications products and services and a globally respected electronics manufacturing company. Infosys is working with both companies to revamp core processes and thereby improve their competitiveness.

In other major wins this quarter, a global leader in product safety and certification testing and a leading global provider of information technology solutions for the air transport industry were added to Infosys’ client portfolio.

In China, Infosys started working with a recognised global leader in power and automation technologies to revamp its IT systems.

In Europe, an integrated data services and technology provider signed up Infosys for assistance in developing software tools for its clients. In yet another win, a UK utilities business engaged Infosys to convert its software platform.

“Demand for offshore outsourcing continued to be strong,” said Basab Pradhan, Head – Worldwide Sales and Senior Vice President. “Clients have responded favourably to the combination of our consulting services and offshore delivery.”

Infosys Technologies Limited – Financial Release December 31, 2004	Indian GAAP Press Release

“Our growth has been well supported by our relentless pursuit of excellence, not only in our core client delivery processes but also in all the business enabling areas,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery.

Banking Products

A reputed bank based in the United Arab Emirates has selected Finacle® Universal Banking Solution to power its end-to-end banking requirements. The bank will deploy Finacle® core banking, treasury and e-banking solutions across 11 branches. A leading building society based in Zimbabwe has selected Finacle® Universal Banking Solution to deploy across its 52 branches. It will implement Finacle® core banking and treasury solutions.

In addition, during the quarter, a premier bank based in Taiwan went live on Finacle® core banking, CRM and consumer internet banking solutions. A leading Japanese bank also went live on upgraded versions of Finacle® treasury solution.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, increased by Rs. 236.26 crore during the quarter, from Rs. 2,502.07 crore to Rs. 2,738.33 crore, after incurring capital expenditure of Rs. 256.07 crore.

“We have been able to maintain our operating margins despite the appreciation of the rupee,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer.

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for its clients across the entire software life cycle: consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Infosys Technologies Limited – Financial Release December 31, 2004	Indian GAAP Press Release

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and on Form 6-K for the quarters ended June 30, 2004 and September 30, 2004 and Registration Statement on Form F-3 filed on December 20, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited – Financial Release December 31, 2004	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore
Balance Sheet as at	December 31, 2004	December 31, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	134.73	33.23	33.32
Reserves and surplus	4,608.96	3,692.05	3,220.11

	4,743.69	3,725.28	3,253.43

APPLICATIONS OF FUNDS
FIXED ASSETS
Original cost	2,093.07	1,481.83	1,570.23
Less: Depreciation and amortization	951.39	744.99	803.41

Net book value	1,141.68	736.84	766.82
Add: Capital work-in-progress	212.14	79.38	203.48

	1,353.82	816.22	970.30
INVESTMENTS	1,178.18	615.54	1,027.38
DEFERRED TAX ASSETS	35.28	32.85	35.63
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	982.15	683.87	632.51
Cash and bank balances	1,365.25	1,603.83	1,638.01
Loans and advances	920.28	807.78	693.22

	3,267.68	3,095.48	2,963.74
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	581.12	549.96	560.44
Provisions	510.15	284.85	1,183.18

NET CURRENT ASSETS	2,176.41	2,260.67	1,220.12

	4,743.69	3,725.28	3,253.43

NOTE:

The audited Balance Sheet as at December 31, 2004 has been taken on record at the board meeting held on January 12, 2005

Infosys Technologies Limited – Financial Release December 31, 2004	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
INCOME
Software services and products
Overseas	1,758.87	1,227.30	4,865.56	3,401.93	4,694.69
Domestic	39.65	7.96	93.91	50.06	66.20

	1,798.52	1,235.26	4,959.47	3,451.99	4,760.89
Software development expenses	960.15	645.48	2,662.02	1,805.42	2,495.31
GROSS PROFIT	838.37	589.78	2,297.45	1,646.57	2,265.58
Selling and marketing expenses	101.32	92.35	291.79	252.51	335.08
General and administration expenses	125.86	87.25	343.88	257.15	346.85

	227.18	179.60	635.67	509.66	681.93
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	611.19	410.18	1,661.78	1,136.91	1,583.65
Interest	—	—	—	—	—
Depreciation and amortization	69.38	62.23	175.31	168.82	230.90

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	541.81	347.95	1,486.47	968.09	1,352.75
Other income	46.77	47.48	94.99	124.21	127.39
Provision for investments	(0.39)	2.29	(0.33)	8.88	9.67

NET PROFIT BEFORE TAX	588.97	393.14	1,581.79	1,083.42	1,470.47
Provision for taxation	93.00	65.00	236.50	177.00	227.00

NET PROFIT AFTER TAX	495.97	328.14	1,345.29	906.42	1,243.47

Balance brought forward	763.81	469.88	70.51	—	—
Less: Residual dividend paid for Fiscal
2004	—	—	2.32	—	—
Dividend tax on the above	—	—	2.27	—	—

	763.81	469.88	65.92	—	—

AMOUNT AVAILABLE FOR APPROPRIATION	1,259.78	798.02	1,411.21	906.42	1,243.47

DIVIDEND
Interim	—	—	133.93	96.09	96.09
Final	—	—	—	—	99.96
One-time special dividend	—	—	—	—	666.41

Total dividend	—	—	133.93	96.09	862.46
Dividend tax	—	—	17.50	12.31	110.50
Amount transferred – general reserve	—	—	—	—	200.00
Balance in Profit and Loss account	1,259.78	798.02	1,259.78	798.02	70.51

	1,259.78	798.02	1,411.21	906.42	1,243.47

EARNINGS PER SHARE*
Equity shares of par value Rs. 5/-each
Basic	18.45	12.36	50.22	34.18	46.84
Diluted	17.90	12.13	49.14	33.86	46.26
Number of shares used in computing
earnings per share
Basic	26,87,73,742	26,55,19,448	26,78,62,078	26,51,76,084	26,54,47,776
Diluted	27,71,10,460	27,04,31,572	27,37,70,692	26,77,16,272	26,87,87,016

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

NOTE:

The audited Profit and Loss Accounts for the quarter and nine months ended December 31, 2004 have been taken on record at the board meeting held on January 12, 2005

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

Infosys Technologies Limited – Financial Release December 31, 2004	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore
Consolidated Balance Sheet as at	December 31, 2004	December 31, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	134.74	33.23	33.32
Reserves and surplus	4,592.39	3,690.87	3,216.26

	4,727.13	3,724.10	3,249.58
MINORITY INTERESTS	—	—	—
PREFERENCE SHARES ISSUED BY SUBSIDIARY	93.51	49.00	93.56

	4,820.64	3,773.10	3,343.14

APPLICATIONS OF FUNDS
FIXED ASSETS
Original cost	2,187.23	1,499.00	1,633.65
Less: Depreciation and amortization	969.52	749.88	809.84

Net book value	1,217.71	749.12	823.81
Add: Capital work-in-progress	213.44	80.47	208.05

	1,431.15	829.59	1,031.86
INVESTMENTS	1,057.02	614.01	945.45
DEFERRED TAX ASSETS	42.98	32.85	39.97
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,038.37	696.96	651.45
Cash and bank balances	1,469.82	1,616.99	1,721.51
Loans and advances	946.41	823.97	721.05

	3,454.60	3,137.92	3,094.01
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	652.73	555.71	580.93
Provisions	512.38	285.56	1,187.22

NET CURRENT ASSETS	2,289.49	2,296.65	1,325.86

	4,820.64	3,773.10	3,343.14

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealised gains/ losses.

Infosys Technologies Limited – Financial Release December 31, 2004	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
INCOME
Software services, products and business process management
Overseas	1,835.97	1,249.09	5,048.68	3,453.53	4,786.72
Domestic	39.64	7.92	93.64	49.98	66.23

	1,875.61	1,257.01	5,142.32	3,503.51	4,852.95
Software development and business process management expenses	991.48	656.70	2,723.35	1,831.58	2,538.67

GROSS PROFIT	884.13	600.31	2,418.97	1,671.93	2,314.28
Selling and marketing expenses	116.81	94.89	344.28	259.23	350.90
General and administration expenses	149.34	92.33	406.39	267.66	369.19

	266.15	187.22	750.67	526.89	720.09
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS	617.98	413.09	1,668.30	1,145.04	1,594.19
Interest	—	—	—	—	—
Depreciation and amortization	73.91	63.75	187.11	172.32	236.73

OPERATING PROFIT AFTER INTEREST, DEPRECIATION & AMORTIZATION AND BEFORE MINORITY INTERESTS	544.07	349.34	1,481.19	972.72	1,357.46
Other income	46.31	46.46	91.61	121.56	123.38
Provision for investments	(0.39)	2.29	(0.33)	8.88	9.67

NET PROFIT BEFORE TAX AND MINORITY INTERESTS	590.77	393.51	1,573.13	1,085.40	1,471.17
Provision for taxation	93.43	65.00	240.10	177.00	227.54

NET PROFIT BEFORE MINORITY INTERESTS	497.34	328.51	1,333.03	908.40	1,243.63

Minority interests	—	—	—	—	—

NET PROFIT AFTER TAX AND MINORITY INTERESTS	497.34	328.51	1,333.03	908.40	1,243.63

Balance brought forward	750.35	471.49	70.67	—	—
Less: Residual dividend paid for Fiscal 2004	—	—	2.31	—	—
Dividend tax on the above	—	—	2.27	—	—

	750.35	471.49	66.09	—	—

AMOUNT AVAILABLE FOR APPROPRIATION	1,247.69	800.00	1,399.12	908.40	1,243.63

DIVIDEND
Interim	—	—	133.93	96.09	96.09
Final	—	—	—	—	99.96
One-time special dividend	—	—	—	—	666.41

Total dividend	—	—	133.93	96.09	862.46
Dividend tax	—	—	17.50	12.31	110.50
Amount transferred – general reserve	—	—	—	—	200.00
Balance in Profit and Loss account	1,247.69	800.00	1,247.69	800.00	70.67

	1,247.69	800.00	1,399.12	908.40	1,243.63

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic	18.50	12.37	49.77	34.26	46.85
Diluted	17.95	12.15	48.69	33.93	46.27
Number of shares used in computing earnings per share
Basic	26,87,73,742	26,55,19,448	26,78,62,078	26,51,76,084	26,54,47,776
Diluted	27,71,10,460	27,04,31,572	27,37,70,692	26,77,16,272	26,87,87,016

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004